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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2013	2012	2011	2010	2009
Income before income taxes	$4,945	$3,166	$1,352	$4,306	$4,711
Interest	361	378	386	388	382
Portion of rentals deemed to be interest	64	64	63	68	70

Income available for fixed charges	$5,370	$3,608	$1,801	$4,762	$5,163

Fixed charges:
Interest	$361	$378	$386	$388	$382
Portion of rentals deemed to be interest	64	64	63	68	70

Total fixed charges	425	442	449	456	452
Preferred stock dividend requirements	—	—	1	4	4

Total fixed charges and preferred stock dividend requirements	$425	$442	$450	$460	$456

Ratio of earnings to fixed charges	12.63	8.17	4.01	10.44	11.43

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	12.63	8.17	4.00	10.35	11.31

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES